51-102F3

Material Change Report

Item 1. Name and Address of Company

37 Capital Inc. (the “Company”)
Suite 400 - 570 Granville Street
Vancouver, BC V6C 3P1

Item 2. Date of Material Changes

January 15, 2021 and January 25, 2021

Item 3. News Releases

The news releases were filed on SEDAR and disseminated through Stockwatch and Bay Street News (Market News Publishing).

Item 4. Summary of Material Changes

On January 15, 2021, the Company issued 400,000 flow-through units. Each flow-through unit consists of one flow-through common share of the Company and one non-flow-through share purchase warrant to acquire one non-flow-through common share of the Company at a price of $0.10 for a period of two years. All securities issued in connection with this financing are subject to a hold period which expire on May 16, 2021.

On January 15, 2021, the Company announced that it has entered into debt settlement agreements with certain creditors (the “Company’s Creditors”) whereby the Company’s Creditors have agreed to accept common shares in the capital of the Company as full and final settlement of amounts owing to the Company’s Creditors. Pursuant to the debt settlement agreements, the Company may issue to the Company’s Creditors up to 23,328,810 common shares in the capital of the Company at a deemed price of $0.05 per share. On January 25, 2021, the Company issued 14,787,030 common shares of the Company (the “Debt Settlement”) at a deemed price of $0.05 per common share to certain creditors, including a related party and a director and officer of the Company (the “Creditors”). The securities issued are subject to a hold period which expire on May 26, 2021.

Item 5. Full Description of Material Changes

Please see News Releases dated January 15 & 25, 2021 attached as Schedules “A”, “B” & “C”.

Item 6. Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable

Item 7. Omitted Information

None

Item 8. Executive Officer

Mr. Jake H. Kalpakian, President, (604) 681-1519 ext. 6105

Item 9. Date of Report

February 8, 2021

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SCHEDULE “A”

NEWS RELEASE

Symbols:	JJJ.X - CSE
HHHEF - OTC Pink

37 Capital issues flow-through units

VANCOUVER, BRITISH COLUMBIA. January 15, 2021. 37 Capital Inc. (the “Company” or “37 Capital”). Further to the Company’s News Release dated December 2, 2019, the Company had intended to issue up to 4,000,000 flow-through units of the Company at a price of $0.05 per unit for gross proceeds to the Company of $200,000 in order to use the proceeds of this financing towards mineral exploration work expenditures located in the Province of British Columbia. However, due to the Covid-19 pandemic the Company has only been able to raise the amount of $20,000 which the Company intends to incur towards mineral exploration work expenditures during the Company’s 2021 fiscal year. As such, the Company has issued 400,000 flow-through units. Each flow-through unit consists of one flow-through common share of the Company and one non-flow-through share purchase warrant to acquire one non-flow-through common share of the Company at a price of $0.10 for a period of two years. All securities issued in connection with this financing are subject to a hold period expiring on May 16, 2021.

For more information on the Company, please contact us at (604) 681-1519. In addition, please visit the Company’s website at www.37capitalinc.com or the CSE’s website at the following direct link http://thecse.com/en/listings/mining/37-capital-inc.

On Behalf of the Board,

37 Capital Inc.

/s/ Jake H. Kalpakian

Jake H. Kalpakian,

President

The CNSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

Trading in the securities of the Company should be considered speculative.

This news release contains forward-looking information that involve various risks and uncertainties regarding future events. There are numerous risks and uncertainties that could cause actual results and the Company’s plans and objectives to differ materially from those expressed in the forward-looking information. Actual results and future events could differ materially from those anticipated in such information.

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SCHEDULE “B”

NEWS RELEASE

Symbols:	JJJ.X - CSE
HHHEF - OTCQB

37 Capital enters into shares for debt settlement agreements

VANCOUVER, BRITISH COLUMBIA. January 15, 2021. 37 Capital Inc. (the “Company” or “37 Capital”). The Company has entered into debt settlement agreements with certain creditors (the “Company’s Creditors”) whereby the Company’s Creditors have agreed to accept common shares in the capital of the Company as full and final settlement of amounts owing to the Company’s Creditors. Pursuant to the debt settlement agreements, the Company may issue to the Company’s Creditors up to 23,328,810 common shares in the capital of the Company at a deemed price of $0.05 per share. All securities that may be issued in connection with the debt settlement agreements shall include a hold period in accordance with applicable securities laws.

For more information on the Company, please contact us at (604) 681-1519. In addition, please visit the Company’s website at www.37capitalinc.com or the CSE’s website at the following direct link http://thecse.com/en/listings/mining/37-capital-inc.

On Behalf of the Board,

37 Capital Inc.

/s/ Jake H. Kalpakian

Jake H. Kalpakian,

President

The CNSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

Trading in the securities of the Company should be considered speculative.

This news release contains forward-looking information that involve various risks and uncertainties regarding future events. There are numerous risks and uncertainties that could cause actual results and the Company’s plans and objectives to differ materially from those expressed in the forward-looking information. Actual results and future events could differ materially from those anticipated in such information.

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SCHEDULE “C”

NEWS RELEASE

Symbols:	JJJ.X - CSE
HHHEF - OTCQB

37 Capital issues shares for debt

Vancouver, BC, January 25, 2021. 37 Capital Inc. (the “Company” or “37 Capital”). Further to the Company’s News Release dated January 15, 2021, the Company has issued 14,787,030 common shares of the Company (the “Debt Settlement”) at a deemed price of $0.05 per common share to certain creditors, including a related party and a director and officer (the “Creditors”). The securities issued are subject to a hold period expiring on May 26, 2021.

Related Party Transaction

As certain insiders participated in the Debt Settlement, it is considered to be a related party transaction within the meaning of Multilateral Instrument 61-101- Protection of Minority Security Holders in Special Transactions (“MI 61-101”). The related party transaction is exempt from minority approval, information circular and formal valuation requirements pursuant to the exemptions contained in Sections 5.5(a) and 5.7(1)(a) of MI 61-101, as neither the fair market value of the gross securities issued nor the debt settlement amounts exceed 25% of the Company’s market capitalization.

Early Warning Requirement

Pursuant to the Debt Settlement, Jackpot Digital Inc. has acquired 2,986,900 common shares of 37 Capital at a deemed the price of $0.05 per common share in settlement of debt in the amount of $149,345.00. As a result of the acquisition of the Company’s common shares, Jackpot now has ownership and control of 3,036,885 common shares representing approximately 13.51%% of the issued and outstanding common shares of 37 Capital as at January 25, 2021, and Jackpot has ownership and control of previously acquired 3,449,985 warrants of 37 Capital representing 73% of the issued and outstanding warrants of 37 Capital as at January 25, 2021.

Jackpot may acquire further common shares of, or dispose its holdings of common shares of, 37 Capital through the market, privately or otherwise, as circumstances or market conditions warrant.

Pursuant to the Debt Settlement, Mr. Jake Kalpakian, President & CEO and his private companies have acquired in aggregate 3,076,975 common shares of 37 Capital at a deemed the price of $0.05 per common share in settlement of debt totalling the amount of $153,848.79. As a result of the acquisition of the Company’s common shares, Mr. Kalpakian now has ownership and control of 3,190,195 common shares representing approximately 14.19% of the issued and outstanding common shares of 37 Capital as at January 25, 2021, and Mr. Kalpakian has ownership and control of previously acquired 75,000 warrants representing approximately 1.59% of the issued and outstanding warrants of 37 Capital as at January 25, 2021.

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Mr. Kalpakian may acquire further common shares of, or dispose his holdings of common shares of, 37 Capital through the market, privately or otherwise, as circumstances or market conditions warrant.

A copy of the Early Warning Report from Jackpot has been filed with the applicable securities regulators regarding the transaction and is available on SEDAR (www.sedar.com). A copy of the Early Warning Report by Jackpot and further information may also be obtained by contacting 37 Capital or Jackpot at 604-681-1519.

A copy of the Early Warning Report from Mr. Kalpakian has been filed with the applicable securities regulators regarding the transaction and is available on SEDAR (www.sedar.com). A copy of the Early Warning Report by Jackpot and further information may also be obtained by contacting 37 Capital or Jackpot at 604-681-1519.

For more information on the Company, please contact us at (604) 681-1519. In addition, please visit the Company’s website at www.37capitalinc.com or the CSE’s website at the following direct link http://thecse.com/en/listings/mining/37-capital-inc.

On Behalf of the Board,

37 Capital Inc.

/s/ Jake H. Kalpakian

Jake H. Kalpakian

President & CEO

Trading in the securities of the Company should be considered speculative.

The CSE has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

This news release contains forward-looking information that involve various risks and uncertainties regarding future events. There are numerous risks and uncertainties that could cause actual results and the Company’s plans and objectives to differ materially from those expressed in the forward-looking information. Actual results and future events could differ materially from those anticipated in such information.

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